CONFIDENTIAL

March 17, 2023

VIA EDGAR
Mr. Ameen Hamady
Division of Corporation Finance
Office of Real Estate & Construction
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

RE:    PULTEGROUP INC/MI/
    Form 8-K filed on January 31, 2023
    Form 10-K for the year ended December 31, 2022
    Filed on February 6, 2023
    File No. 001-09804

Dear Mr. Hamady:

The following is our response to your comment letter dated March 9, 2023, relating to the above referenced filing of PulteGroup, Inc. filed with the United States Securities and Exchange Commission (“SEC”). For ease of review, we have reproduced the Staff's comment below in bold and our reply follows in a lighter font.

Form 8-K filed on January 31, 2023
Reconciliation of Non-GAAP Financial Measures (Unaudited), page 10
1. Please expand your disclosures to clearly define each of the Non GAAP measures you present. In doing so, please ensure your disclosures clearly explain the nature and the reasons for each of the adjustments included in arriving at the Non GAAP measures presented.
We acknowledge the Staff's comment and understand the need for transparency in our disclosures of non-GAAP financial measures. In future filings, we will more clearly define each non-GAAP financial measure presented and more clearly explain the nature of and reasons for each adjustment.

Form 10-K for the year ended December 31, 2022
Consolidated Balance Sheets, page 38
2. Please revise to disaggregate your goodwill from intangibles on the face of your balance sheet (refer to ASC 350-20-45-1) to clearly delineate the balance of goodwill (nonamortizable) from other intangible assets. Please also expand your footnotes to include the disclosures required in ASC 350-20-50-1 by reportable segment.

In future filings, we will revise the face of the balance sheet to clearly delineate goodwill and align our disclosure within the applicable financial statement footnote with the requirements of ASC 350-20-50-1 as it relates to our reporting segments, including the presentation of the gross amount of goodwill and accumulated impairment losses and any changes in the carrying amounts during the period.

PulteGroup, Inc., 3350 Peachtree Road N.E., Suite 1500, Atlanta, GA 30326
404.978.6400 pultegroupinc.com

Securities and Exchange Commission
March 17, 2023

Consolidated Statement of Operations, page 39
3. Please show earnings from equity investments as a separate line item in your statement of operations or tell us why your presentation is appropriate. Please refer to Rule 5-03(b)(12) of Regulation S-X.
In future filings, we will disaggregate earnings from equity investments as a separate line item in our statement of operations in accordance with Rule 5-03(b)(12) of Regulation S-X and will adjust our presentation within the applicable financial statement footnote to conform with this disaggregation.

10. Other assets and accrued and other liabilities, page 62
4. We note that within your accrued and other liabilities, there was approximately $351 million and $324 million as of December 31, 2022 and December 31, 2021 respectively related to "Other" liabilities. Such amounts represented approximately 21% of the total accrued and other liabilities balance and approximately 6% of total liabilities for each of the periods presented. In future filings, please expand your disclosures to provide additional clarity related to the underlying components included within such balances.
We confirm that there were no individual balances within "Other" liabilities that exceeded 5% of total liabilities at either December 31, 2022 or December 31, 2021. In future filings, we will expand our disclosures surrounding balances included within "Other" liabilities to provide additional clarity related to the underlying components.

11. Commitments and contingencies, page 63
5. In future filings, please expand your disclosures to highlight any amounts recognized related to CDD liabilities for each of the periods presented.
We acknowledge the Staff's comment and confirm that there were no such liabilities at either December 31, 2022 or December 31, 2021. In future filings, we will expand our disclosures as needed based on our consolidated balances of CDD liabilities.

We acknowledge that PulteGroup, Inc. is responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action, or absence of action by the Staff.

We would welcome the opportunity to discuss any questions you may have regarding this response at your convenience. You may contact me at (404) 978-6417.

Very truly yours,

/s/ Robert T. O'Shaughnessy

Robert T. O'Shaughnessy
Executive Vice President and Chief Financial Officer
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